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                                  [LETTERHEAD]


                     CERTAINTEED AND BRUNSWICK TECHNOLOGIES
                        SIGN DEFINITIVE MERGER AGREEMENT


             CertainTeed to Acquire BTI for $8.50 Per Share in Cash

Valley Forge, PA and Brunswick, ME, June 13, 2000 -- CertainTeed Corporation, a wholly owned subsidiary of Compagnie de Saint-Gobain (Paris, France), and Brunswick Technologies, Inc. (Nasdaq: BTIC) ("BTI") jointly announced today that they have signed a definitive merger agreement under which CertainTeed will acquire BTI for $8.50 per share in cash. Vetrotex CertainTeed Corporation, CertainTeed's fiber glass reinforcements business, currently owns about 14% of the outstanding shares of BTI.

Under the terms of the agreement, CertainTeed is increasing the price of its pending tender offer to purchase all outstanding shares of BTI to $8.50 per share in cash. BTI's Board of Directors has unanimously approved the tender offer and the merger and recommends that BTI shareholders tender their shares. Each BTI director has agreed to tender his shares. In addition, both parties have agreed to dismiss any pending litigation relating to the tender offer, and BTI's Board has waived its shareholder rights plan with respect to the CertainTeed offer. CertainTeed and BTI have also agreed to postpone the June 16, 2000 special meeting of BTI shareholders until Friday, June 30, 2000.

Following the completion of the tender offer, CertainTeed intends to consummate a second step merger in which all remaining BTI shareholders will also receive the same cash price paid in the tender offer.

Roberto Caliari, President of the Reinforcements Division of Compagnie de Saint-Gobain, stated, "We are very excited about our combination with BTI. We believe that together we will be able to optimize and accelerate the development of new products and new product applications. And because Saint-Gobain has a strong fiber glass reinforcements business all over the world, BTI's products will enjoy efficient access to new markets.

"We welcome BTI into our family, and we look forward to bringing these two companies together and working with the talented employees of BTI," Mr. Caliari continued. "In addition, both Saint-Gobain and BTI have solid histories of community involvement and economic development, and we remain committed to building on those traditions in Maine and all of the communities in which we will operate."
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"After thoroughly reviewing all of BTI's strategic alternatives, BTI's Board concluded that a combination with Saint-Gobain provides BTI shareholders the maximum current value for their shares, and significant opportunities for our employees and customers," said Martin S. Grimnes, Chairman and Chief Executive Officer of BTI. "Through this combination, BTI can leverage Saint-Gobain's tremendous resources as we continue to develop advanced composite reinforcement products for this rapidly expanding, global marketplace."

Upon completion of the transaction, BTI will become part of the Technical Fabrics Group of Saint-Gobain's Reinforcements Division.

Pursuant to the merger agreement, CertainTeed is also extending its cash tender offer until midnight, New York City time, on Thursday, June 29, 2000. As of 3 p.m. New York City time on June 12, 2000, approximately 250,160 of shares of BTI common stock had been validly tendered and not withdrawn pursuant to the offer. The tender offer was scheduled to expire at midnight, New York City time, on June 16, 2000.

CertainTeed's tender offer will be amended to reflect the terms and conditions contained in the merger agreement. As previously announced, the Hart-Scott-Rodino waiting period applicable to the tender offer has expired.

Examples of products manufactured with BTI engineered reinforcements include: ballistic armor, boats, snowboards, railcars, truck panels, wind blades, airframe structures, automotive parts, marine pilings, bridges, and offshore oil and gas production equipment. BTI has manufacturing facilities in Maine, Texas and the UK.

CertainTeed Corporation is a leading manufacturer of roofing; vinyl and fiber cement siding; vinyl windows; vinyl fencing, deck and railing; ventilation products; piping products; fiber glass insulation; and fiber glass products for reinforcing plastics and other materials. The company is headquartered in Valley Forge, Pennsylvania, and has more than 7,000 employees and 45 manufacturing facilities throughout the United States.

                                      # # #

This release may contain some forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACTS:

CertainTeed                                  BTI
Joele Frank/Josh Silverman                   Phil Harmon
Joele Frank, Wilkinson Brimmer Katcher       Brunswick Technologies, Inc.
212-355-4449 ext. 110/121                    207-729-7792

                                             David Reno/Andrew Cole
                                             Citigate Sard Verbinnen Inc.
                                             212-687-8080